

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2018

Paul A. Jacobson
Chief Financial Officer
DELTA AIR LINES INC /DE/
P.O. Box 20706
Atlanta, Georgia 30320

      Re: DELTA AIR LINES INC /DE/
         Form 10-K for the Year Ended December 31, 2017
         Filed on February 23, 2018
         File No. 001-05424

Dear Mr. Jacobson:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure